Exhibit 99.2

 Unaudited consolidated summary financial statements of Barclays Bank PLC as of, and for the period ended 31 December 2013

Barclays Bank PLC is a wholly owned subsidiary of Barclays PLC, which is the Group’s ultimate parent company. The consolidated financial statements of Barclays Bank PLC and Barclays PLC are materially the same, with the key differences being that, in accordance with IFRS:

—	Preference shares issued by Barclays Bank PLC are included within share capital and share premium in Barclays Bank PLC but represent non-controlling interests in Barclays PLC.

—	Certain issuances of capital notes by Barclays Bank PLC are included within other shareholders’ equity in Barclays Bank PLC, but represent non-controlling interests in Barclays PLC.

—

Barclays PLC shares held for the purposes of employee share schemes and for trading are recognised as available for sale investments and trading portfolio assets respectively within Barclays Bank PLC. Barclays PLC deducts these treasury shares from shareholders equity.

—

Shares issued by Barclays PLC to fund share awards for employee share schemes are held as a liability within Barclays Bank PLC, payable to Barclays PLC until settled. These are recorded as share capital and share premium in Barclays PLC.

—

Other equity instruments issued by Barclays PLC held for trading purposes are recognised as trading portfolio assets within Barclays Bank PLC. Barclays PLC deducts these instruments from shareholders equity.

—

There have been two issuances of contingent convertible capital securities (CCSs) and two issuances of contingent capital notes (CCNs) within the Group. The CCNs create differences between Barclays PLC and Barclays Bank PLC. The CCNs both made by Barclays Bank PLC pay interest and principal to the holder unless the consolidated CET 1 ratio of Barclays PLC falls below 7%, in which case they are cancelled from the consolidated perspective. The coupon payable on the CCNs is higher than a market rate of interest for a similar note without this risk. The accounting for these instruments differs in the consolidated financial statements of Barclays PLC and Barclays Bank PLC as follows:

–

In the case of the first CCN issuance which took place in Q4 2012, the cancellation is effected by an automatic legal transfer from the holder to Barclays PLC. In these circumstances, Barclays Bank PLC remains liable to Barclays PLC. Barclays Bank PLC does not benefit from the cancellation feature although it pays a higher than market rate for a similar note, and therefore the initial fair value of the note recognised was higher than par. The difference between fair value and par is amortised to the income statement over time.

–

In the case of the second CCN issuance which took place in Q2 2013, the cancellation is directly effected in Barclays Bank PLC. To Barclays Bank PLC, the cancellation feature is separately valued from the host liability as an embedded derivative with changes in fair value reported in the income statement. The initial fair value of the host liability recognised was higher than par by the amount of the initial fair value of the derivative and the difference is amortised to the income statement over time.

More extensive disclosures are contained in the Barclays PLC Results Announcement for the year ended 31 December 2013 in exhibit 99.1 to this Form 6-K, including risk exposures and business performance, which are materially the same as those for Barclays Bank PLC.

Accounting Policies

This Exhibit 99.2 has been prepared using the same accounting policies and methods of computation as those used in the 2012 Annual Report on form 20-F, except for the following accounting standards which were adopted by the Barclays Bank PLC Group on 1 January 2013:

IFRS 10 Consolidated Financial Statements

IFRS 10 replaced requirements in IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. This introduced new criteria to determine whether entities in which the Barclays Bank PLC Group has interests should be consolidated. The implementation of IFRS 10 resulted in the Barclays Bank PLC Group consolidating some entities that were previously not consolidated and deconsolidating some entities that were previously consolidated, principally impacting the consolidation of additional entities in the Investment Bank with credit market exposures.

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IAS 19 (Revised 2011) Employee Benefits

IAS 19 (Revised 2011), amongst other changes, requires actuarial gains and losses arising from defined benefit pension schemes to be recognised in full. Previously the Barclays Bank PLC Group deferred these over the remaining average service lives of the employees (known as the ‘corridor’ approach).

Comparatives have been fully restated for IFRS 10 and IAS 19 standards in accordance with transition requirements. IFRS 10 only requires the presentation of restated comparatives immediately prior to the first period of application. The Group filed a restatement document on with the SEC on 6 September 2013 describing the financial impacts of IFRS 10 and IAS 19.

The financial impact on Barclays Bank PLC Group for the year ended 31 December 2012 had IFRS 10 and IAS 19 been adopted is shown in the table below:

Impact of Accounting Restatements		Restatement Adjustments
	2012 as Published	IFRS 10	IAS 19	2012 as Restated
Income Statement	£m	£m	£m	£m
Profit/(loss) before tax	99	573	(22)	650
Tax	(483)	(134)	-	(617)
(Loss)/profit after tax	(384)	439	(22)	33

Balance Sheet
Total assets	1,490,747	(144)	(1,842)	1,488,761
Total liabilities	1,427,853	333	652	1,428,838
Total shareholders’ equity	62,894	(477)	(2,494)	59,923

IFRS 13 Fair Value Measurement

IFRS 13 provides comprehensive guidance on how to calculate the fair value of financial and non-financial assets. The adoption of IFRS 13 did not have a material financial impact on the Barclays Bank PLC Group.

Future accounting developments

IFRS 9 Financial Instruments

IFRS 9 will change the classification and therefore the measurement of the Barclays Bank PLC Group’s financial assets, the recognition of impairment and hedge accounting. In addition to these changes, the effect of changes in the Barclays Bank PLC Group’s own credit risk on the fair value of financial liabilities that the Barclays Bank PLC Group designates at fair value through profit and loss will be included in other comprehensive income rather than the income statement. A number of the significant proposals have yet to be finalised and it is therefore not yet possible to estimate the financial effects. The effective date of IFRS 9 is still to be determined.

IFRS 32 Financial Instruments: Presentation

IAS 32, Amendments to Offsetting Financial Assets and Financial Liabilities, is effective from 1 January 2014. The circumstances in which netting is permitted have been clarified; in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement. The amendments are expected to gross up certain financial assets and financial liabilities in the balance sheet that were previously reported net, but will have no impact on shareholders equity, profit or loss, other comprehensive income, or cash flows, and no significant impact on the Common equity Tier 1 ratio or CRD IV leverage ratio.

Going Concern

Barclays Bank PLC Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Performance Management and Risk Management sections of the Barclays PLC Results Announcement. The Directors confirm they are satisfied that the Barclays Bank PLC Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

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Condensed Consolidated Financial Statements

Condensed Consolidated Income Statement

Continuing Operations		Year Ended 31.12.13	Year Ended 31.12.12
	Notes[1]	£m	£m
Net interest income		11,653	11,650
Net fee and commission income		8,752	8,536
Net trading income		6,548	3,350
Net investment income		680	690
Net premiums from insurance contracts		732	896
Other income		98	335
Total income		28,463	25,457
Net claims and benefits incurred on insurance contracts		(509)	(600)
Total income net of insurance claims		27,954	24,857
Credit impairment charges and other provisions		(3,071)	(3,340)
Net operating income		24,883	21,517

Staff costs		(12,155)	(11,467)
Administration and general expenses		(7,819)	(7,090)
Operating expenses excluding provisions for PPI and interest rate hedging products redress		(19,974)	(18,557)
Provision for PPI redress		(1,350)	(1,600)
Provision for interest rate hedging products redress		(650)	(850)
Operating expenses		(21,974)	(21,007)

(Loss)/profit on disposals of undertakings and share of results of associates and joint ventures		(50)	138
Gains on acquisitions		26	2
Profit before tax		2,885	650
Tax		(1,577)	(617)
Profit after tax		1,308	33

Attributable to:
Equity holders of the parent		963	(306)
Non-controlling interest	1	345	339
Profit after tax		1,308	33

1 Refer to note shown on page 8.

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Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Comprehensive Income

	Year Ended 31.12.13	Year Ended 31.12.12
	£m	£m
Profit after tax	1,308	33

Other Comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation differences	(1,767)	(1,548)
Available for sale investments	(378)	700
Cash flow hedges	(1,890)	662
Other	(37)	96
Other comprehensive loss that may be recycled to profit and loss	(4,072)	(90)

Other comprehensive loss not recycled to profit or loss:
Retirement benefit remeasurements	(515)	(1,235)

Total comprehensive income for the period	(3,279)	(1,292)

Attributable to:
Equity holders of the parent	(2,979)	(1,422)
Non-controlling interests	(300)	130
Total comprehensive income for the period	(3,279)	(1,292)

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Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheet

		As at 31.12.13	As at 31.12.12
Assets	Notes[1]	£m	£m
Cash and balances at central banks		45,687	86,191
Items in the course of collection from other banks		1,282	1,473
Trading portfolio assets		133,089	146,352
Financial assets designated at fair value		38,968	46,629
Derivative financial instruments		324,495	469,156
Available for sale financial investments		91,788	75,133
Loans and advances to banks		38,253	40,871
Loans and advances to customers		430,411	423,906
Reverse repurchase agreements and other similar secured lending		186,779	176,522
Prepayments, accrued income and other assets		4,413	4,362
Investments in associates and joint ventures		653	633
Property, plant and equipment		4,216	5,754
Goodwill and intangible assets		7,685	7,915
Current tax assets		181	3,559
Deferred tax assets		4,807	252
Retirement benefit assets		133	53
Total assets		1,312,840	1,488,761

Liabilities
Deposits from banks		54,834	77,012
Items in the course of collection due to other banks		1,359	1,587
Customer accounts		427,936	385,500
Repurchase agreements and other similar secured borrowing		196,748	217,178
Trading portfolio liabilities		53,464	44,794
Financial liabilities designated at fair value		64,796	78,561
Derivative financial instruments		320,634	462,721
Debt securities in issue		86,693	119,525
Subordinated liabilities		22,249	24,422
Accruals, deferred income and other liabilities		13,673	12,532
Provisions		3,886	2,766
Current tax liabilities		1,042	617
Deferred tax liabilities		348	341
Retirement benefit liabilities		1,958	1,282
Total liabilities		1,249,620	1,428,838

Shareholders’ equity
Called up share capital and share premium	3	14,494	14,494
Other equity instruments	1	2,078	-
Other reserves		(233)	3,329
Retained earnings		44,670	39,244
Shareholders’ equity excluding non-controlling interests		61,009	57,067
Non-controlling interests	1	2,211	2,856
Total shareholders’ equity		63,220	59,923

Total liabilities and shareholders’ equity		1,312,840	1,488,761

1 Refer to notes shown on page 8.

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Condensed Consolidated Financial Statements

Condensed Consolidated Statement of Changes in Equity

	Called up Share Capital and Share Premium[1] £m	Other equity instruments £m	Other Reserves £m	Retained Earnings £m	Total £m	Non- controlling Interests[1] £m	Total Equity £m
Balance at 1 January 2013	14,494	-	3,329	39,244	57,067	2,856	59,923
Profit after tax	-	-	-	963	963	345	1,308
Currency translation movements	-	-	(1,201)	-	(1,201)	(566)	(1,767)
Available for sale investments	-	-	(375)	-	(375)	(3)	(378)
Cash flow hedges	-	-	(1,826)	-	(1,826)	(64)	(1,890)
Retirement benefit remeasurements	-	-	-	(503)	(503)	(12)	(515)
Other	-	-	-	(37)	(37)	-	(37)
Total comprehensive loss/(income) for the year	-	-	(3,402)	423	(2,979)	(300)	(3,279)
Issue of other equity instruments	-	2,078	-	-	2,078	-	2,078
Equity settled share schemes	-	-	-	689	689	-	689
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(1,047)	(1,047)	-	(1,047)
Dividends on ordinary shares[1]	-	-	-	(734)	(734)	(342)	(1,076)
Dividends on preference shares and other shareholders’ equity	-	-	-	(471)	(471)	-	(471)
Redemption of Reserve Capital Instruments	-	-	(100)	-	(100)	-	(100)
Capital contribution from Barclays PLC[1]	-	-	-	6,553	6,553	-	6,553
Other reserve movements	-	-	(60)	13	(47)	(3)	(50)
Balance at 31 December 2013	14,494	2,078	(233)	44,670	61,009	2,211	63,220

Balance at 1 January 2012	14,494	-	3,308	42,093	59,895	3,092	62,987
(Loss)/profit after tax	-	-	-	(306)	(306)	339	33
Currency translation movements	-	-	(1,289)	-	(1,289)	(259)	(1,548)
Available for sale investments	-	-	656	-	656	44	700
Cash flow hedges	-	-	657	-	657	5	662
Retirement benefit remeasurements	-	-	-	(1,235)	(1,235)	-	(1,235)
Other	-	-	1	94	95	1	96
Total comprehensive income/(loss) for the year	-	-	25	(1,447)	(1,422)	130	(1,292)
Equity settled share schemes	-	-	-	717	717		717
Vesting of Barclays PLC shares under share-based payment schemes	-	-	-	(946)	(946)		(946)
Dividends on ordinary shares[1]	-	-	-	(696)	(696)	(229)	(925)
Dividends on preference shares and other shareholders’ equity	-	-	-	(465)	(465)	-	(465)
Redemption of Reserve Capital Instruments	-	-	-	-	-	-	-
Other reserve movements	-	-	(4)	(12)	(16)	(137)	(153)
Balance at 31 December 2012	14,494	-	3,329	39,244	57,067	2,856	59,923

1	Refer to notes shown on page 8.

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Condensed Consolidated Financial Statements

Condensed Consolidated Cash Flow Statement

Continuing Operations	Year Ended 31.12.13	Year Ended 31.12.12
	£m	£m
Profit before tax	2,885	650
Adjustment for non-cash items	5,713	12,150
Changes in operating assets and liabilities	(32,554)	(26,405)
Corporate income tax paid	(1,558)	(1,516)
Net cash from operating activities	(25,514)	(15,121)
Net cash from investing activities	(22,655)	(6,718)
Net cash from financing activities	6,260	(1,923)
Effect of exchange rates on cash and cash equivalents	198	(4,111)
Net decrease in cash and cash equivalents	(41,711)	(27,873)
Cash and cash equivalents at beginning of the period	121,896	149,769
Cash and cash equivalents at end of the period	80,185	121,896

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1.	Non-controlling Interests

	Profit Attributable to Non-controlling Interest		Equity Attributable to Non-controlling Interest
	Year Ended 31.12.13	Year Ended 31.12.12	Year Ended 31.12.13	Year Ended 31.12.12
	£m	£m	£m	£m
Barclays Africa Group Limited	343	304	2,204	2,737
Other non-controlling interests	2	35	7	119
Total	345	339	2,211	2,856

The decrease in Barclays Africa Group Limited equity attributable to non-controlling interest to £2.204m (2012: £2,737m) is principally due to £566m depreciation of African currencies against Sterling and £342m of dividends paid, offset by retained profits of £343m.

2.	Dividends on Ordinary Shares

	Year Ended 31.12.13	Year Ended 31.12.12

Dividends paid during the year	£m	£m
Final dividend paid during year	373	344
Interim dividends paid during year	361	352
Total	734	696

Ordinary dividends were paid to enable Barclays PLC to fund its dividend to shareholders.

3.	Share Capital

Ordinary Shares

At 31 December 2013 the issued ordinary share capital of Barclays Bank PLC, comprised 2,342m ordinary shares of £1 each (2012: 2,342m).

Preference Shares

At 31 December 2013 the issued preference share capital of Barclays Bank PLC, comprised 1,000 Sterling Preference Shares of £1 each (2012: 1,000); 240,000 Euro Preference Shares of €100 each (2012: 240,000); 75,000 Sterling Preference Shares of £100 each (2012: 75,000); 100,000 US Dollar Preference Shares of US$100 each (2012: 100,000); and 237m US Dollar Preference Shares of US$0.25 each (2012: 237m).

4.	Capital Contribution from Barclays PLC

Subsequent to the Barclays PLC rights issue in Q4 2013, Barclays PLC invested £5,803m into Barclays Bank PLC. A further £750m was invested subsequent to the conversion of warrants in Barclays PLC in Q2 2013.

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